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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-35941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 02 2015 Washington DC 404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Advisory Partners L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Payne 212-390-2806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/12

AFFIRMATION

I, David Payne affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David Payne
Chief Financial Officer

Subscribed and sworn before me
this 27th day of February 2015

ANGELA J. PARTIDA
Notary Public, State of New York
No. 01PA6265565
Qualified in New York County
Commission Expires July 9, 2016

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Blackstone Advisory Partners L.P.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2014, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Blackstone Advisory Partners L.P. and subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statement, on October 7, 2014, the board of directors of The Blackstone Group L.P.'s ("Blackstone") general partner approved a plan to separate its financial and strategic advisory services and restructuring and reorganization advisory services businesses, inclusive of those businesses operating within the Partnership, from Blackstone to form an independent, publicly traded company.

Deloitte & Touche LLP

February 27, 2015

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(Dollars in Thousands)

ASSETS		
Cash and cash equivalents	$	88,002
Accounts receivable, net of allowance for doubtful accounts of $1,838		139,155
Due from affiliates		1,067,993
Other assets		7,265
TOTAL ASSETS	$	1,302,415
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to affiliates	$	457,963
Due to limited partners		53,571
Accounts payable and accrued expenses		31,493
Accrued compensation and benefits		3,376
Deferred revenue		4,881
Total liabilities		551,284
PARTNERS' CAPITAL		
General Partner	$	7,463
Limited Partner		738,917
Non-controlling interests in consolidated entity		4,751
Total partners' capital		751,131
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,302,415

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BAP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group L.P. ("Blackstone") engaged in the financial services business, is the 99% limited partner of BAP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BAP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

On October 7, 2014, the board of directors of Blackstone's general partner approved a plan to separate its financial and strategic advisory services and restructuring and reorganization advisory services businesses, inclusive of those businesses operating within BAP, from Blackstone to form an independent publicly traded company. This transaction is expected to close during 2015. BAP will continue to be wholly owned by Blackstone and operate the remaining businesses upon completion of the spin-off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Partnership's Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ materially from the estimates included in the Consolidated Statement of Financial Condition.

Fair Value of Financial Instruments

The carrying value of the Partnership's financial assets and liabilities approximates fair value or amounts approximating fair value because of the short term nature of these balances. The Partnership's financial assets and liabilities include cash and cash equivalents, receivables and payables.

GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date. The Partnership has a Level I security which consists of an investment in a U.S. Treasury bill. The fair value of U.S. Treasury bills is based upon independent market quotations and they are characterized as Level I.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The Partnership did not have any Level II investments as of the reporting date.

Level III - Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation. The Partnership did not have any Level III investments as of the reporting date.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period.

See Note 4, Fair Value Measurement of Financial Instruments for details.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The Consolidated Statement of Financial Condition of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the private equity funds, real estate funds, funds of hedge funds, credit-oriented funds and management investment companies managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds, and short-term, highly liquid investments with original maturities of three months or less when acquired.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable, including advisory fee receivables from affiliates. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Revenues primarily consist of management and advisory fees, performance fees and other income.

Management and Advisory Fees, net – Management and advisory fees are comprised of management fees, including base management fees, transaction and other fees, management fee reductions and offsets, advisory fees, and underwriting fees.

The Partnership earns base management fees from limited partners of funds in each of its managed funds, at a fixed percentage of assets under management, net asset value, total assets, committed capital or invested capital. Base management fees are recognized based on contractual terms specified in the underlying investment advisory agreements.

Transaction and other fees (including monitoring and placement fees) are fees charged directly to funds and portfolio companies. The investment advisory agreements generally require that the investment advisor reduce the amount of management fees payable by the limited partners to the Partnership ("management fee reductions") by an amount equal to a portion of the transaction and other fees directly paid to the Partnership by the portfolio companies or the Blackstone Funds. The amount of the reduction varies by fund, the type of fee paid by the portfolio company and the previously incurred expenses of the fund.

Management fee offsets are reductions to management fees payable by limited partners, which are granted based on the amount they reimburse Blackstone for placement fees.

Advisory fees consist of advisory retainer and transaction-based fee arrangements. Retainer fees are recognized when services for the period are complete in accordance with terms set forth in individual agreements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Underwriting fees consist of fees related to debt and equity offerings in which BAP acts as an underwriter or arranger. Revenue is recorded net of syndication expenses and at the time the underwriting is completed, the fees are fixed and determinable, and collection is reasonably assured.

Reimbursable expenses that are directly related to such transactions and billable to clients are included in Accounts receivable in the Consolidated Statement of Financial Condition.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition. Management fees paid by limited partners to the Blackstone Funds and passed on to Blackstone are not considered affiliate revenues.

Performance Fees – Performance fees earned on the performance of Blackstone's hedge fund structures are recognized based on fund performance during the period, subject to the achievement of minimum return levels, or high water marks, in accordance with the respective terms set out in each hedge fund's governing agreements. Accrued but unpaid performance fees are charged to Blackstone's hedge funds and real estate funds as of the reporting date and are recorded within Due from affiliates or Accounts receivable, as appropriate, in the Consolidated Statement of Financial Condition. Performance fees are realized at the end of a measurement period, typically annually. Once realized, such fees are not subject to clawback or reversal.

Other Income – Other income comprises primarily of administration fees earned for management of a group purchasing program, interest income and foreign currency gains and losses arising on transactions denominated in currencies other than U.S. dollars.

Deferred Revenue – Deferred revenue represents the receipt of management and advisory fees prior to such amounts being earned, and is recognized using the straight-line method over the period that it is earned.

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Any amounts still remaining when the fund terminates will be payable to the limited partners.

Compensation and Benefits

Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees, including senior managing directors, (b) Blackstone equity-based compensation associated with the grants of equity-based awards to employees, including senior managing directors, and (c) performance fee compensation.

Equity-Based Compensation – Compensation cost relating to the issuance of share based awards to senior managing directors and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future services are expensed immediately. Cash settled equity-based awards are classified as liabilities and included in Due to affiliates in the Consolidated Statement of Financial Condition, and are remeasured at the end of each reporting period.

Performance Fee Compensation – Performance fee compensation consists of performance fee allocations to employees, including senior managing directors, participating in certain profit

sharing initiatives. Such compensation expense is subject to both positive and negative adjustments.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by unconsolidated entities. As of December 31, 2014, Blackstone Holdings II L.P. and StoneCo IV Corporation, affiliated unconsolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income.

The Partnership has adopted applicable provisions of ASC 740, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Recent Accounting Developments

In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract.

The amended guidance is effective for annual periods beginning after December 15, 2017 including interim periods within that reporting period. The Partnership is currently evaluating the impact of the new guidance and the method of adoption.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the normal course of business as described above. As of December 31, 2014, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from Portfolio Companies and Blackstone Funds	$	372,144
Due from FinCo		666,336
Due from BASP		606
Due from Non-Consolidated Entities		28,907
	$	1,067,993

Due to Affiliates		
Due to Portfolio Companies and Blackstone Funds	$	9,204
Due to FinCo		11,061
Due to BASP		356,895
Due to Non-Consolidated Entities		80,803
	$	457,963

Advisory fee receivables from affiliates included in Accounts receviable totaled $55.9 million for the year ended December 31, 2014.

Subadvisory Fees

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

Other Compensation Matters

As a result of the anticipated spin-off of the Financial Advisory business, the Partnership incurred severance costs. Including a payment of $0.4 million as of December 31, 2014, $11.9 million is included in Due to affiliates in the Consolidated Statement of Financial Condition.

4. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The Partnership has one short-term financial instrument within Cash and Cash Equivalents at December 31, 2014, measured at fair value on a recurring basis and is considered a level I asset with a fair value of $10 million.

Fair value measurement for the short-term financial instrument is obtained from an independent pricing service and is based on quoted prices to identical instruments in active markets. There were no transfers between levels during the year ended December 31, 2014.

5. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The significant temporary difference results from the timing of recognition of certain management fee reductions resulting in a deferred tax liability.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone Holdings I L.P. Blackstone Holdings I L.P. and Blackstone Alternative Asset Management L.P. file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2014, the federal, state and local income tax returns filed for 2011 through 2013 are open under the normal three-year statute of limitations and therefore subject to examination. State and local tax returns are generally subject to audit from 2010 through 2013. The City of New York is examining tax returns filed by Blackstone Alternative Asset Management L.P. for the years 2007 through 2009. During 2014, the Partnership settled an examination by the City of New York for the short period January 1, 2007 through June 18, 2007, resulting in additional tax due of $60.9 thousand. An ASC 740-10 reserve had already been established for $4.7 thousand. The affiliate accrued additional tax of $56.2 thousand and paid the additional tax prior to December 31, 2014.

At December 31, 2014, the Partnership had no unrecognized tax benefits. Any unrecognized tax benefits are recorded in Accounts Payable and Accrued Expenses in the Consolidated Statement of Financial Condition.

6. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. The Partnership had one client account for approximately 11% of its accounts receivable at December 31, 2014.

7. PARTNERS' CAPITAL

Capital contributions for the year ended December 31, 2014 were $1.8 million.

During the year ended December 31, 2014, the Partnership distributed partners' capital to Blackstone in the amount of $589.3 million.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Partnership's net capital ratio was 0.3 to 1 and its net capital of $64.5 million was $63.2 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

9. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match and a non-elective contribution as pretax annual compensation up to a maximum of $1.6 thousand per calendar year. BASP serves as the Plan's Sponsor and Fidelity investments serves as the Plan's Administrator.

10. COMMITMENTS AND CONTINGENCIES

Contingent Performance Fees

The Partnership has accrued performance fees attributable to arrangements where the measurement period has not ended and are expected to be fully realized in the next five years. The total amount expected to be realized as of December 31, 2014 is $16.5 million, which approximates fair value and is included in Accounts receivable or Due from affiliates, as applicable, in the Consolidated Statement of Financial Condition.

Litigation

From time to time, the Partnership is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect its results of the Consolidated Statement of Financial Condition as of December 31, 2014.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the

Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

11. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the Consolidated Statement of Financial Condition was issued, and has determined there were no subsequent events requiring recognition or disclosure in the Consolidated Statement of Financial Condition.

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